UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-34400

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

THERMO KING DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN

(Full title of the plan)

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND PLC

170/175 Lakeview Drive

Airside Business Park

Swords, Co. Dublin

Ireland

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Index

December 31, 2009 and 2008

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo King de Puerto Rico, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 28, 2010

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. 216 Expires Dec. 1, 2010

Stamp 2492224 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Plan’s interest in Savings Plan Master Trust (Note 4), at fair value	$16,494,810	$8,456,462
Participant loans	1,354,456	1,109,548

	17,849,266	9,566,010

Receivables
Contributions receivable from participants	54,108	62,866
Contributions receivable from employer	43,566	50,939

	97,674	113,805

Net assets available for benefits	$17,946,940	$9,679,815

The accompanying notes are an integral part of these financial statements.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Interest income	$66,906	$107,153
Plan’s interest in investment income (loss) of the Savings Plan Master Trust (Note 4)	918,315	(1,629,218)
Contributions
Employer	501,869	690,573
Participants	614,736	831,126
Rollovers	—	43,750

Total additions	2,101,826	43,384

Deductions from net assets attributed to:
Benefits paid to participants	1,836,363	1,789,062
Administrative expenses	7,082	8,650

Total deductions	1,843,445	1,797,712

Net increase (decrease) prior to transfers	258,381	(1,754,328)
Transfers from other plans (Note 1)	8,008,744	—

Net increase (decrease) in net assets	8,267,125	(1,754,328)
Net assets available for benefits
Beginning of year	9,679,815	11,434,143

End of year	$17,946,940	$9,679,815

The accompanying notes are an integral part of these financial statements.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of Plan

The following brief description of the Thermo King de Puerto Rico, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time regular employees of Thermo King de Puerto Rico, Inc. (the “Plan Sponsor” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 31, 2009, all assets of Puerto Rico employees participating in the Trane Savings Plan were transferred into the Plan as the result of an acquisition. Effective January 1, 2010, the Plan has been renamed the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico.

Participant Accounts and Contributions

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution, (b) Plan earnings and (c) charged with applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested participant’s account. The net income of the Plan is credited to the participants’ accounts on a daily basis.

Plan participants may elect to contribute on a pre-tax basis from 1% to 10% (effective January 1, 2010 from 1% to 50%) of their total compensation including bonuses subject to the limits imposed by Section 1165(e)(7)(A) of the Puerto Rican Internal Revenue Code. The participants may also elect to contribute on an after-tax basis from 1% to 10% of their total compensation including bonuses as an additional supplementary contribution. The Company contributes an amount equal to 100% of the employee’s contribution within the basic allotment and not to exceed 6% of total compensation for a participating employee. Effective January 1, 2010, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the Puerto Rican Internal Revenue Code. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.

Vesting

Participants are entitled to the benefits that can be provided from their vested account. Participants are immediately vested in their contributions and Company match plus actual earnings thereon, effective January 1, 2006. Company basic contributions made under the Trane Savings Plan and merged into the Plan on December 31, 2009 remain subject to a three year vesting schedule as are company basic contributions made to Trane union employees under the Plan.

Forfeitures

Forfeitures apply only to the accounts of participants who terminated prior to January 1, 2006. Forfeited contributions are used to reduce future employer matching contributions. At December 31, 2009 and 2008, forfeited non vested balances amounted to $17,309 and $12,733 for each year. No forfeited non vested balances were used to reduce employer contribution for the years ended December 31, 2009 and 2008.

Investment Options

Upon enrollment in the Plan, a participant may direct their contributions into various investment options offered by the Plan. Participants may change their investment options at any time.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements—(continued)

December 31, 2009 and 2008

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total eligible account balance. Loans bear interest at a fixed rate which is equal to the prime rate as quoted by Fidelity Management Trust Company (“Fidelity”) on a monthly basis, plus 1%. At December 31, 2009, interest rates for outstanding loans ranged from 3.25% to 9.50%. Loan terms range from 1-5 years. Effective January 1, 2010, a loan to acquire a principal residence may be for a term of up to 15 years. The loans are collateralized by the balance in the participant’s account. Principal and interest is paid through weekly payroll deductions.

Payment of Benefits

The participants may, at their option, make withdrawals from the Plan, subject to certain limitations as to purpose and amount. In the case of an employee’s termination because of death, the entire account balance is paid to the person or persons legally entitled thereto. In case of termination because of any reasons other than death, the participant is entitled to the vested balance.

Plan Expenses and Administration

Fidelity is the Plan’s recordkeeper, trustee and custodian. Banco Popular de Puerto Rico (“BPPR”) serves as co-trustee for the Plan.

The Plan Sponsor administers the Plan and is responsible for carrying out the provisions thereof. The Ingersoll-Rand Benefits Design Committee approves design changes to the Plan and the Ingersoll-Rand Benefits Investment Committee selects and approves the Plan’s investment options.

Certain expenses associated with the administration of the Plan and the Trust are paid for by the Plan Sponsor. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and distribution fees are paid for by the participant.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

A portion of Plan assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”), which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

Investments in the Savings Plan Master Trust are stated at fair value. The Savings Plan Master Trust reports investments in the mutual funds based on published market quotations. Fidelity’s Institutional Money Market Portfolio is valued at current value based on published market quotations of those Fidelity funds in which it participates. Investments in the Self-Directed Brokerage Accounts are

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements—(continued)

December 31, 2009 and 2008

at current value based on published market quotations from individual investments comprising the brokerage accounts. Shares in the Ingersoll-Rand Stock Fund are valued based on their net asset value, determined daily. Shares of common collective trusts are valued at the net asset value of shares at year end based upon current value. Common collective trusts are not available in an exchange or active market; however, the fair value is determined based on the underlying investments which are traded in an exchange or active market. There is no restriction in place with respect to the daily or monthly redemption of the common collective trust.

The Participant loans receivable represent the net outstanding principal balance, which approximates fair value, due to the Plan from those participants with outstanding loan balances.

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statement of changes in net assets includes unrealized appreciation and depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Contributions

Participant contributions and sponsor matching contributions are recorded on an accrual basis in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Payment of Benefits

Benefits to participants are recorded when paid.

Transfer of Assets from Other Plans

Employees may transfer their savings from other plans qualified by the Puerto Rico Treasury Department.

Reclassifications

Certain reclassifications have been made to the prior periods presented in the financial statements to conform to the current year presentation.

New Accounting Pronouncements

As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”) which became the single source of authoritative non-governmental accounting principles generally accepted in the United States of America (“GAAP”), superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This guidance applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. It creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. Although the adoption of this guidance did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures with respect to its investments in common collective trusts.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements—(continued)

December 31, 2009 and 2008

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. All portions of the updated guidance except the gross presentation of activity in Level 3 roll forward, are effective for interim and annual reporting periods beginning after December 15, 2009. The gross presentation of activity in the Level 3 roll forwardis effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure related, it will not have any impact on the Plan’s financial statements.

3. Fair Value Measurement

GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and are significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Ingersoll Rand Stock Fund: Valued at the net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. The fund primarily invests in stock of Ingersoll-Rand plc, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments.

Mutual funds: The shares of registered investment companies are valued at quoted market prices on an exchange and active market, which represent the NAV of shares held by the Savings Plan Master Trust at year end and are classified as level 1. Investments in registered investment companies generally may be redeemed daily.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements—(continued)

December 31, 2009 and 2008

Common collective trusts: These assets are not available on an exchange or active market; however, the fair value is determined based on the NAV of the underlying assets which are traded on an exchange or active market. Common collective trusts generally may be redeemed monthly.

Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts.

Money market portfolio: Valued at the net asset value (“NAV”) of the funds in which the Savings Plan Master Trust participates at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table does not include the Plan’s interest in the Savings Plan Master Trust. See Note 4 for further disclosures of the fair value of the assets held within the Savings Plan Master Trust.

The following summarizes the classification of investments by classification and method of valuation as of December 31, 2009 and 2008:

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Participant loans	$—	$—	$1,354,456	$1,354,456

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Participant loans	$—	$—	$1,109,548	$1,109,548

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements—(continued)

December 31, 2009 and 2008

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008:

Level 3 assets

Years Ended December 31, 2009 and 2008

	2009 Participant loans		2008 Participant loans
Balance, beginning of year	$1,109,548		$1,305,963
Realized gain/(losses)	—		—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—		—
Purchases, sales, issuances and settlements, net	244,908		(196,415)

Balance, end of year	$1,354,456	*	$1,109,548	*

*	Represents 5% or more of the Plan’s net assets.

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date is $0.

4. Investment in the Savings Plan Master Trust

Except for the participant loans, the Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company (ultimate Parent of the Plan sponsor) sponsored retirement plans. The assets of the Savings Plan Master Trust and participant loans are held by Fidelity. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2009 and 2008, the Plan had a 0.54% and 1.09% participation, respectively, in the Savings Plan Master Trust.

Summarized Savings Plan Master Trust information follows:

	2009	2008
Investments, at fair value
Money market portfolio	$148,291,472	$48,031,214
Mutual funds	1,068,037,088	248,429,424
Common collective trust	764,508,750	351,691,150
Self-directed brokerage accounts	135,234,812	11,410,893
Ingersoll Rand Stock Fund	943,251,993	115,396,306

Net assets available for benefits	$3,059,324,115	$774,958,987

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements—(continued)

December 31, 2009 and 2008

Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Investment income (loss):
Net (appreciation) depreciation in fair value of investments
Money market portfolio	$—	$2,418,900
Mutual funds	71,158,770	(151,120,424)
Self-directed brokerage accounts	2,635,445	(4,825,803)
Common collective trust	84,195,864	(144,012,164)
Ingersoll Rand Stock Fund	123,599,700	(170,734,634)

	281,589,779	(468,274,125)
Interest and dividend income	10,949,748	21,944,083

Total investment income (loss)	$292,539,527	$(446,330,042)

The following table sets forth by level, within the fair value hierarchy, the Savings Plan Master Trust assets as of December 31, 2009 and 2008:

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$148,291,472	$—	$—	$148,291,472
Mutual funds:
Growth funds	426,302,880	—	—	426,302,880
Bond fund	254,891,834	—	—	254,891,834
International growth funds	225,141,090	—	—	225,141,090
Domestic equity fund	80,192,203	—	—	80,192,203
Fixed income funds	40,348,957	—	—	40,348,957
Value equity fund	21,744,332	—	—	21,744,332
Index funds	19,415,792	—	—	19,415,792
Self-directed brokerage accounts	135,234,812	—	—	135,234,812
Common or collective trusts	108,327,339	656,181,411	—	764,508,750
Ingersoll Rand Stock Fund	—	943,251,993	—	943,251,993

Total assets at fair value	$1,459,890,711	$1,599,433,404	$—	$3,059,324,115

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$48,031,214	$—	$—	$48,031,214
Mutual funds	248,429,424			248,429,424
Self-directed brokerage accounts	11,410,893	—	—	11,410,893
Common or collective trusts	41,970,117	309,721,033	—	351,691,150
Ingersoll Rand Stock Fund	—	115,396,306	—	115,396,306

Total assets at fair value	$349,841,648	$425,117,339	$—	$774,958,987

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements—(continued)

December 31, 2009 and 2008

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

6. Tax Status

The Puerto Rico Treasury Department has determined and informed the Company by a letter, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code. The effective date of this letter was January 1, 1998. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In addition, the Plan has evaluated its tax positions and has determined that it has no uncertain positions.

7. Party-In-Interest Transactions

Certain Plan investments held in the Savings Plan Master Trust are shares of mutual funds, common/collective trusts and short-term investments managed by Fidelity, the Plan’s recordkeeper and trustee. In addition, the Plan paid fees of $7,082 to Fidelity. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll Rand Stock Fund. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

8. Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits and the statements of changes in assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in fund values.

9. Market Conditions

Recent events in the financial sector have resulted in an unusually high degree of volatility in the financial markets and the net asset value of many mutual funds. The potential investments of each of the Savings Plan Master Trust’s investments in the issuers, and the financial sector in general, as reflected in the Savings Plan Master Trust investment category listed in Note 4, exposes investors to the negative (or positive) performance resulting from these and other events.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2009	Schedule I

Plan Sponsor:	Ingersoll Rand Company
Employer Identification:	25-1202929
Plan Number:	077

(a)	Identity of issue, borrower lessor, or similar party (b)	Description of investment, including maturity date, rate of interest, collateral par, or maturity value (c)	Cost (d)		Current Value (e)
*	Plan’s interest in Savings Plan Master Trust	Master Trust, 0.54% participation		**	$16,494,810

*	Participant loans	Due 01/01/10 - 01/20/15 3.25% - 9.5%		**	1,354,456

	TOTAL INVESTMENTS HELD BY THE PLAN				$17,849,266

*	Includes assets which represent permitted party-in-interest transactions to the Plan.
**	Cost information is not required for participant directed investments and is therefore omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THERMO KING DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN

Dated: June 28, 2010	By:	/S/ SHEILA SAVAGEAU
	Name:	Sheila Savageau
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm. Filed hencewith.